Better half
Review Report
For the period April 21-March 22

I

Independent Accountant's Review Report

To
Pawan Gupta
1626 Pierce St, Apt 110
San Francisco
California 94115

We have reviewed the accompanying consolidated financial statements of Infinite Forest Inc & Subsidiaries., which comprise the balance sheets as of March 31, 2022, and March 31, 2021, and the related consolidated statement of income and comprehensive income, changes in shareholder's equity, and the statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying FYE 2022 and 2021 financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule I on General and Administrative Expenses are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the

United States of America. We have not audited the information and, accordingly, do not express an opinion on such information

For Inkle Inc.,

rajeswari santhanam

RAJESWARI SANTHANAM, CPA
November 28, 2022

inkle

INFINITE FOREST INC & SUBSIDIARY
(Aka Better half)
BALANCE SHEET
MARCH 31, 2022

All amounts are in USD

Particulars	Infinite Forest Inc & Subsidiary	Infinite Forest Inc & Subsidiary
	FY 2021-22	**FY 2020-21**
Current Assets		
Cash and cash equivalents	1,434,535	1,657,938
Accounts Receivables	71,042	32,795
Other current Assets	60,515	10,490
Total Current Assets	**1,566,092**	**1,701,223**
Property, Plant and Equipment (net of accumulated depreciation)	37,741	4,243
Other Non-Current Assets	610,917	32,824
Total Non-current Assets	**610,917**	**32,824**
Total Assets	**2,214,750**	**1,738,291**
Current Liabilities	-	-
Trade Payables	55	13,664
Other Current Liabilities	104,437	16,041
Total Current Liabilities	**104,492**	**29,705**
Non-Current Liabilities	-	-
Long-term Provisions	16,217	
Long-term Borrowings	-	6,121
Non-Current Liabilities	**16,217**	**6,121**
Equity	-	-
Equity Share Capital	202	201
Stock Options	10,441	
Safe Investments	5,308,660	3,393,140
Currency Translation Adjustments	(14,527)	(6,395)
Profit/(Loss)	(1,519,858)	(665,744)
Retained Earnings (Loss)	(1,690,877)	(1,018,739)
Total Equity	**2,094,041**	**1,702,465**
Total Liabilities and Equity	**2,214,750**	**1,738,291**

INFINITE FOREST INC & SUBSIDIARY
(Aka Better half)
STATEMENT OF INCOME
MARCH 31, 2022

All amounts are in USD

Particulars	Infinite Forest Inc & Subsidiary	Infinite Forest Inc & Subsidiary
	FY 2021-22	**FY 2020-21**
Revenue from Operations	787,306	265,659
Other Operating Expenses		
Salaries, Employee Benefits, and taxes	744,496	322,375
Consultant Fees	67,611	85,996
Selling & Administrative Expenses	1,452,319	520,327
Depreciation Expenses	55,050	6,024
	2,319,476	**934,722**
Net Operating Income (Losses)	**(1,532,170)**	**(669,063)**
Other Income (Expenses)		
Interest Income	3,647	
Other Income	8,683	3,320
	12,330	**3,320**
Income (Loss) before taxes	**(1,519,840)**	**(665,744)**
US Deferred Taxes		
Foreign Deferred Taxes	17	
	17	**-**
Net Income (Loss)	**(1,519,858)**	**(665,744)**

INFINITE FOREST INC & SUBSIDIARY
(Aka Better half)
CASH FLOW STATEMENT
MARCH 31, 2022

All amounts are in USD

Infinite Forest Inc & Subsidiary Cash Flow Statement	
	FY 2021-22
Operating Cash Flow	
Net Earnings (Loss)	(1,519,858)
Plus:	
Depreciation	55,050
Changes in working capital	
Accounts Receivable	(38,247)
Other Current Assets	(50,025)
Deferred Tax Asset (Net)	127
Other Non-Current Assets	(11,164)
Trade Payables	(13,609)
Other Current Liabilities	43,391
Short-term Provisions	901
Dues to micro, medium & enterprises, and small enterprises	44,459
Credit Card	(355)
Long-term Provisions	16,217
Currency Translation Adjustments	(14,527)
Cash from operations	**(1,487,640)**
Investing Cash Flow	
Current Investments	(92,269)
Non-Current Investments	(567,055)
Fixed Assets	(88,548)
Cash from investments	**(747,872)**
Financing Cash Flow	
Loans	(6,121)
SAFE Fund	1,915,520
Stock Options	10,441
Cash flow from Finance	**1,919,839**
Net Increase / (Decrease) in Cash flow	**(315,672)**
Opening Cash/ Bank balance	*1,657,938*
Closing Cash/ Bank Balance	*1,342,266*
Current Investments	*92,269*
Cash & Cash Equivalents	**1,434,535**

INFINITE FOREST INC & SUBSIDIARY
(Aka Better half)
SHAREHOLDERS' EQUITY
MARCH 31, 2022

All amounts are in USD

	Number of Shares	Capital	SAFE	Retained Earnings	Total Stockholder's Equity
Balance as on April 2021	2,000,000	202	3,393,140	(1,690,877)	1,702,465
Current Year					-
Stock Options Exercised and Outstanding	16,636	10,441			10,441
SAFE			1,915,520		1,915,520
Currency Translation Adjustments				(14,527)	(14,529)
Current Year Losses				(1,519,858)	(1,519,858)
Balance as of March 31, 2022	**2,016,636**	**10,643**	**5,308,660**	**(3,225,262)**	**2,094,041**

INFINITE FOREST INC & SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022 & MARCH 31, 2021

OVERVIEW AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company and Background

Betterhalf is an AI driven Matrimonial app., where in the platform creates a secure place for the individuals to find a compatible life partner of their own choice. Betterhalf.ai is India's first and only matrimony-focused app that focuses on behavioural matching criteria – compatibility matching with the likes, dislikes, and interests of potential partners.

Red Herring – a leading US-based publication has announced Betterhalf.ai among its Top100 Global Winners today. The list recognizes the leading private companies from North America, Europe, and Asia, celebrating the start-ups' innovation and technologies across their respective industries.

Basis of Presentation

The consolidated financial statements include the accounts of Infinite Forest Inc & audited financial statements of its subsidiary – Betterhalf Private Limited. All intercompany balances and transactions have been eliminated in the consolidation.

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Cash at Bank	$ 1,342,266
Current Investments	$ 92,269
Cash & Cash Equivalents	**$1, 434,535**

Accounts Receivable

Infinite Forest Inc (US Parent) is yet to generate revenue and hence no accounts receivable in the US books. The subsidiary, Betterhalf Private Limited grants credit terms in the normal course of business to its customers. FY 2021-22, the Company reported Accounts receivable turnover ratio of 1.38 which is unhealthy. However, considering 134% increase in the revenue when compared to previous year, the risk with respect to these Accounts receivables are considered minimal.

There are no bad debts reported in the financial statements for FY 2020-21 & FY 2021-22. However, if actual collections experiences changes, allowances for doubtful debts may be required.

Revenue Recognition

No revenue generated at the Infinite Forest Inc (Parent entity) and at the Betterhalf Private Limited, revenue recognized as follows:

Software Services – Revenue recognized as when the services rendered and based on the fees agreed in the contracts. Profit estimates for Fixed fee are revised periodically based on the changes in facts, any losses on long-term contracts are recognized immediately and revenue is net of indirect taxes.

Sale of Software -Revenue recognized when the substantial risks and rewards of ownership are transferred to the buyer under the terms of the contract.

INFINITE FOREST INC & SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS (contd.)

Property and Equipment

Property and equipment are stated at cost less depreciation and provision for impairment wherever appropriate. Depreciation expenses is computed using Written down value method over estimated useful life of the asset. All repair and maintenance costs are expensed as incurred.

All amounts are in USD

Particulars	Beginning Balances	Current Year Additions	CY Depreciation	Accumulated Depreciation	Ending balances
Tangible Assets					
Computer & Peripherals	23,208	74,155	48,739	68,933	28,428
Office Equipment's	2,726	7,238	3,573	5,622	4,354
Inverter	207	-	20	116	91
Furniture & Fixtures	800	6,247	1,701	2,179	4,866
Total	**26,940**	**87,639**	**54,033**	**76,850**	**37,740**

Related Party Transactions

Betterhalf Private Limited (India Subsidiary) derives more than 50% of income from the software development & consulting fees rendered to its US parent entity. The US office incurred USD 958,761 towards services rendered from Betterhalf Private Limited in FY 2021-22. Likewise, in FY2020-21 US incurred USD 476,927 towards Software Development cost which was duly capitalized in the books of US.

All intercompany transactions and balances were eliminated in the process of Consolidation.

Other Current Assets
All amounts are in USD

Infinite Forest Inc & Subsidiary		
Current Assets		
	FY 2021-22	**FY 2020-21**
Loans & Advances	325	176
Statutory Receivables	49,195	5,241
Other Receivables	10,995	5,073
Total	**60,515**	**10,490**

Other Assets

All amounts are in USD

Infinite Forest Inc & Subsidiary		
Other Assets		
	FY 2021-22	**FY 2020-21**
Fixed Deposits	594,910	27,856
Deferred Tax Assets	4,140	4,250
Long-term loans and advances	11,867	718
Total	**610,917**	**32,824**

Other Current Liabilities

All amounts are in USD

Infinite Forest Inc & Subsidiary		
Other Current Liabilities		
	FY 2021-22	**FY 2020-21**
Due to Vendors	44,459	
Provision for Gratuity	918	-
Provision for Expenses	659	676
Statutory Dues	37,775	10,102
Salary and Allowances payable	4,189	272
Other Current Liabilities	18,778	6,734
Excess paid Credit cards	(2,760)	(2,461)
Unsecured Loans	418	718
Total	**104,437**	**16,041**

Selling & Administrative Expenses
All amounts are in USD

Infinite Forest Inc & Subsidiary Selling & Administrative Expenses		
	FY 2021-22	**FY 2020-21**
Advertising Expenses	5,281	2,788
Bank Charges	144	240
Legal Charges	15,275	2,875
Duties & Taxes	898	-
Late Fess, Penalties & Interest	2,285	-
Office Maintenance	-	612
Rates and Taxes	-	495
Software & Technology Expense	53,474	76,806
Finance Charges	334	-
Misc. Expenses	2,265	-
Telephone Expenses	219	-
Marketing Expenses	1,180,986	333,208
Power & Fuel	-	41
Travelling and accommodation expenses	6,183	986
Legal and Professional Charges	22,962	16,779
Bank Charges	-	374
Outsourcing Cost	82,193	-
Contract Fee	-	22,356
Office Rent	19,259	13,962
Office Expenses	4,665	3,939
Printing & Stationery	310	210
Postage & Courier	624	-
Rates & Taxes	1,964	1,013
Recruitment Charges	1,621	1,450
Software Subscription Charges	30,588	6,342
Telephone and Internet Charges	2,813	1,339
Payments to auditors	671	676
Commission	15,577	32,437
Computer Maintenance Cost	1,727	1,399
Total Other Expenses	**1,452,319**	**520,327**

Income Taxes

Infinite Forest Inc & Subsidiary has been in a net loss position; hence no income tax expenses or provision.

Foreign deferred tax asset, net of liabilities created for the impact on tax due to fixed asset calculation difference between Indian Income Tax Act and India GAAP.

Share-based compensation

Share-based compensation expense is recognized over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

The fair value of share-based payments is expenses, with a corresponding increase to additional paid in capital for equity classified as 'Stock options.

The Company estimated the fair value of stock-based compensation expenses based on the Black-Scholes option pricing model. The model requires management to make assumptions including expected volatility, expected option life and risk-free interest rate.

The Company 2021 Equity Plan provides Nonqualified stock options as defined in the Internal Revenue Code to be granted to employees, directors, and consultants. The Plan also provides for grant of restricted and unrestricted common stock pursuant to stock awards to employees, directors, and consultants. Options granted have a maximum term of ten years from the grant date, and vest over a period ranging from zero to four years.

Authorized shares for Stock options – 162,162 and as on the FY 2021-22 – 115,321 options granted under NSO and 16,636 as RSAs. In these 14,456 options were cancelled and remaining available for issuance – 30,205.

Exercise price for Stock options and RSUs was 0.01 and estimated Fair value based on Black-Scholes option pricing model - $0.69.